Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 16, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 15, 2004, entitled “SIR JOHN BOND TO BECOME NON-EXECUTIVE DIRECTOR OF VODAFONE “.

15 September 2004

SIR JOHN BOND TO BECOME NON-EXECUTIVE DIRECTOR OF VODAFONE

Vodafone Group Plc (“Vodafone”) announces that Sir John Bond has accepted an invitation to join the Board of Vodafone and that he will become a Non-Executive Director on 1 January 2005.

Commenting on the appointment, Lord MacLaurin of Knebworth DL, Chairman of Vodafone, said “I am delighted that John is joining Vodafone. He brings with him many years of experience and a track record of success in international markets, particularly in Asia and the Americas. His financial skills, as well as his knowledge of issues facing a global business, will be of great benefit to the Board and I hope John will be with us for many years.”

Sir John Bond, knighted for services to banking in 1999, aged 63, is Group Chairman of HSBC Holdings plc; HSBC has a presence in 76 countries around the world. He has spent 25 years working in Asia, in Hong Kong, Thailand, Singapore and Indonesia, and 5 years working in the USA.  He became Group Chief Executive in 1993 and was appointed Group Chairman in 1998.

In addition to his role at HSBC, Sir John is a Non-Executive Director of the Ford Motor Company.

With effect from 1 January 2005, the composition of the Board of Vodafone will be:

Lord MacLaurin - Chairman

Arun Sarin - Chief Executive

Paul Hazen - Deputy Chairman

Peter Bamford - Chief Marketing Officer

Thomas Geitner - Chief Technology Officer

Sir Julian Horn-Smith - Group Chief Operating Officer

Ken Hydon* - Financial Director

Sir John Bond - Non-Executive Director

Dr Michael Boskin - Non-Executive Director

Lord Broers - Non-Executive Director

John Buchanan - Non-Executive Director

Penny Hughes - Non-Executive Director

Sir David Scholey* - Non-Executive Director

Professor Jürgen Schrempp - Non-Executive Director

Luc Vandevelde - Non-Executive Director

*Retiring at AGM in 2005

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 16, 2004		By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary